

Insurance for
Personal, Commercial,
and Employee Benefits

ROBERTSON RYAN & ASSOCIATES, INC.

Invoice # 86190	Page 1 of 1
Account Number	Date
SIMSTOT-01	8/2/2018
BALANCE DUE ON	
9/15/2018	
AMOUNT PAID	Amount Due
	$707.00
PRODUCER	
Michael Schulte	
CSR	
Gail Peters	
Client:	
Sims Total Return Fund, Inc.	

Sims Total Return Fund, Inc.
225 East Mason St., Ste 802
Milwaukee, WI 53202-3657

Crime

Federal Insurance Company   PolicyNumber: 81909672   Effective: 9/15/2018   to   12/31/2018

Item #	Trans Eff Date	Due Date	Trans	Description	Amount
	9/15/2018	9/15/2018	RENB	9-15-18 Crime extension	$707.00
1123545					

Total Invoice Balance: **$707.00**

Please Make Checks Payable to Robertson Ryan & Associates, Inc.
Two Plaza East, Suite 650, 330 East Kilbourn Avenue, Milwaukee, Wisconsin 53202

ROBERTSON-RYAN AND ASSOCIATES, INC.
ATTN: Gail Peters
330 E. KILBOURN #650
MILWAUKEE, WI 53202

INSURED: SIMS TOTAL RETURN FUND, INC
PRODUCT: **DFIBond**
POLICY NO: 81909672
TRANSACTION: ENDT

FEDERAL INSURANCE COMPANY
Endorsement No.: 4
Bond Number: 81909672

NAME OF ASSURED: SIMS TOTAL RETURN FUND, INC

EXTENDED BOND PERIOD ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:

ITEM 1.   BOND PERIOD: from 12:01 a.m. on   September 15, 2017
                                     to 12:01 a.m. on   December 31, 2018

This Endorsement applies to loss discovered after 12:01 a.m. on September 15, 2018.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: August 1, 2018

Sims Total Return Fund
APPROVAL OF FIDELITY BOND (8/17/2017 Board Meeting)

Fidelity Bond Renewal

RESOLVED, that after considering all factors deemed relevant by the Board, including, but not limited to, the estimated premium for such bond, the type and terms of all the arrangements made for the custody and safekeeping of Fund assets, the nature of the securities in the Fund's investment portfolio, the proper officers of the Fund are authorized to renew the Fund's fidelity bond coverage in the amount of $250,000 for an additional one-year term upon its expiration September 15, 2017.

FURTHER RESOLVED, that the proper officers of the Fund are authorized to adjust the amount of such bond as may be necessary to satisfy the requirements of Rule 17g-1(d) under the Investment Company Act of 1940.